NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2015. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2015.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from the top customer accounted for approximately 27% of total revenue for the year ended December 31, 2015.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2015, advertising and promotion expense totaled $14,621.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The company does not have any tax examinations in process and believes it is not subject to examination for years prior to 2012.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $33,790 which exceeded the requirements by $28,790 and the ratio of "Aggregate Indebtedness" to "Net Capital" was .8844 to 1.

NOTE 3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Furniture and Equipment	$	141,768
Leasehold Improvements		101,526
Software		4,004
Less accumulated depreciation		(66,983)
		180,315

Depreciation expense amounted to $43,238 for the year ended December 31, 2015.

NOTE 4.   RELATED PARTY TRANSACTIONS

The Partners of Harbor View Advisors obtained a 2.64% interest in Greenjobinterview.com, LLC in 2015. For the Year Ending December 31, 2015, Greenjobinterview.com paid Harbor View Advisors $15,000 for advisory services and $5,478 for travel expense reimbursement.

The Partners of Harbor View Advisors obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors.   For   the Year Ending December 31, 2015, Harbor View Advisors made payment to Antisyn totaling $15,480 for services and payment to Antisyn totaling $5,510 for equipment. Antisyn paid Harbor View Advisors $2,703 for travel expense reimbursement.

NOTE 5.   LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2019.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2015 are as follows:

2016	$	104,681
2017		104,681
2018		104,681
2019		26,170
	$	340,213

Rent expense for the office facilities amounted to $105,621 for the year ended December 31, 2015.